UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-21121

CUSIP Number: 892918103

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: June 30, 2022
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

TransAct Technologies Incorporated

Full Name of Registrant

Former Name if Applicable

One Hamden Center, 2319 Whitney Avenue, Suite 3B

Address of Principal Executive Office (Street and Number)

Hamden, Connecticut 06518

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

TransAct Technologies Incorporated (the “Company”) is unable to file its Quarterly Report for the quarter ended June 30, 2022 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense because of a delay caused by a change in accounting principle in conjunction with the April 1, 2022 implementation of the Company’s new ERP system.

Upon the adoption of the new ERP system, the Company changed its accounting method for measuring the value of inventory to the average costing methodology. The Company believes that this methodology is preferable because it reflects a better measurement estimate of inventory cost as the Company does not perform intensive manufacturing of finished products which are therefore better measured under average cost. In addition, the Company's business is projected to include an increasing sales volume of software going forward, which better aligns with average costing. As part of the move from standard costing, which approximates first-in first-out, to the average costing methodology for inventory valuation, generally accepted accounting principles in the U.S. require the Company to retroactively apply the accounting change for all periods for which financial information is presented in the Form 10-Q to properly report the accounting change. The process of developing the information necessary for this retroactive application has been time consuming and, as such, the Company has encountered a delay in the implementation of this required retroactive application. The Company expects to file its Form 10-Q within the five-calendar day grace period.

PART IV– OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Steven A. DeMartino	(203)	859-6810
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒  Yes    ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Comparative results of operations of prior periods, including the three months ended March 31, 2022, and the three and six months ended June 30, 2021, will be adjusted to apply the new accounting method for measuring the value of inventory. The amounts of such adjustments for these affected periods will be disclosed in the Form 10-Q when finalized.

Forward-Looking Statements

Certain statements contained in this Form 12b-25 include forward-looking statements within the meaning of the federal securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “project”, “plan” or “continue” or the negative thereof or other similar words. The Company cautions readers not to place undue reliance on any such forward-looking statements, each of which involves certain risks and uncertainties, including, but not limited to, those listed in Part 1, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2021 (our “2021 Form 10-K”), and in our other filings with the Securities and Exchange Commission. Such risks and uncertainties could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements. Any such risks and uncertainties may also be exacerbated by the ultimate impact of the COVID-19 pandemic and the re-emergence of virus variants, which is unknown at this time. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them to reflect the impact of subsequent events or circumstances, except as required by law.

TransAct Technologies Incorporated

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 16, 2022	By:	/s/ Steven A. DeMartino
		Name:	Steven A. DeMartino
		Title:	President, Chief Financial Officer, Treasurer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).